Exhibit A

CERAGON NETWORKS REPORTS 2021 FIRST QUARTER
FINANCIAL RESULTS

Q1 2021 Financial Highlights:

•	Revenues of $68.3 million

•	Operating Income of $0.4 million on a GAAP basis, or $0.7 million on a non-GAAP basis

•	EPS of $(0.01) per diluted share on a GAAP basis, or $(0.01) per diluted share on a non-GAAP basis

Q1 2021 Business Highlights:

•	Strong bookings in Europe, North America, Latin America and India; book-to-bill way above 1
•	Twelve 5G design wins to date, across all geographies
•	Accelerated 5G evolution and OpenRAN momentum expected to drive multi-year growth
•	New SoC for 5G is progressing and expected to be taped-out in July 2021

Little Falls, New Jersey, May 3, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the first quarter ended March 31, 2021.

Ira Palti, President & CEO, commented: “2021 has been off to a good start both for the telecom industry in general and for us at Ceragon specifically. The amount of data flowing around the globe has increased at an exponential rate. As Tier-1 and Tier-2 operators step up their efforts to provide enhanced 4G coverage as well as new 5G services, many of them turn to Ceragon.”

“In Q1 2021, the accelerated 5G evolution along with the growing OpenRan movement has kept Ceragon’s growing suite of innovative solutions in the spotlight. We achieved three new 5G design wins, saw very strong bookings across different regions, and were selected to participate in an OpenRan trial in TIM Brazil. Even though the industry is currently facing component shortages, which might affect our short-term deliveries, the global telecom industry is fast moving into a new era and Ceragon is well prepared to excel in it.”

“As the Company’s president & CEO for the last sixteen years, I’ve led the company from a simpler 2G world into today’s more complex OpenRan, 5G world. It’s with peace of mind and a feeling of accomplishment that I pass the keys of the CEO office to our successful former deputy CEO & CFO Doron Arazi. I’ll continue serving Ceragon as vice-chairman of the board starting July.”

Primary First Quarter 2021 Financial Results:

Revenues were $68.3 million, up 22.2% from $55.9 million in Q1 2020 and down 7.7% from $74.0 million in Q4 2020. Our revenues varied from region to region and were in line with the effect that COVID has had on local business operations and network build-out plans.

Gross profit was $20.1 million, giving us a gross margin of 29.5%, compared with a gross margin of 25.1% in Q1 2020 and 29.1% in Q4 2020. The relatively low gross margin reflects continued high supply chain costs due to the COVID-19 environment.

Operating income (loss) was $0.4 million compared with operating loss of $(6.0) million for Q1 2020 and $(1.5) million for Q4 2020.

Net loss was $(1.2) million, or $(0.01) per diluted share compared with $(6.9) million, or $(0.09) per diluted share for Q1 2020 and $(6.3) million, or $(0.08) per diluted share for Q4 2020.

Non-GAAP results were as follows: Gross margin was 29.6%, operating profit was $0.7 million, and net loss was $(0.9) million, or $(0.01) per diluted share.

Cash and cash equivalents was $33.0 million at March 31, 2021, compared to $27.1 million at December 31, 2020.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakouts by Geography:

Q1 2021
India	26%
Europe	19%
North America	17%
Latin America	15%
APAC	14%
Africa	9%

Outlook

We continue to target revenue growth in 2021. Although we still expect a slow start for the first half of the year, we continue to expect yearly revenue to be between $275-$295 million. Now all that said, the growing component shortage may have a negative impact on the timeliness of our Q2 and rest-of-the-year deliveries and may lead to a probable push of revenues between quarters until the shortage is resolved.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question and answer session for the investment community.

Investors are invited to register by clicking the following link: https://us02web.zoom.us/webinar/register/WN_ZrHJ225HTJKmGqKKHgWtTA. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risk of components shortage due to the global shortage in semiconductors and chipsets, which could cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2021	2020

Revenues	$68,270	$55,871
Cost of revenues	48,124	41,861

Gross profit	20,146	14,010

Operating expenses:
Research and development, net	7,410	7,290
Selling and marketing	8,290	8,273
General and administrative	4,093	4,456

Total operating expenses	$19,793	$20,019

Operating income (loss)	353	(6,009)

Financial expenses and others, net	1,051	308

Loss before taxes	(698)	(6,317)

Taxes on income	475	380
Equity loss in affiliates	-	183

Net loss	$(1,173)	$(6,880)

Basic net loss per share	$(0.01)	$(0.09)

Diluted net loss per share	$(0.01)	$(0.09)

Weighted average number of shares used in computing basic net loss per share	82,583,760	80,764,932

Weighted average number of shares used in computing diluted net loss per share	82,583,760	80,764,932

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,011	$27,101
Trade receivables, net	106,712	107,388
Other accounts receivable and prepaid expenses	13,202	14,755
Inventories	48,542	50,627

Total current assets	201,467	199,871

NON-CURRENT ASSETS:
Deferred tax assets	8,269	8,279
Severance pay and pension fund	5,899	6,059
Property and equipment, net	31,063	31,748
Operating lease right-of-use assets	23,701	6,780
Intangible assets, net	6,018	6,117
Other non-current assets	14,681	13,565

Total non-current assets	89,631	72,548

Total assets	$291,098	$272,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$61,813	$63,722
Deferred revenues	3,489	3,492
Short-term loans	11,979	5,979
Operating lease liabilities	4,752	3,183
Other accounts payable and accrued expenses	20,480	24,048

Total current liabilities	102,513	100,424

LONG-TERM LIABILITIES:
Accrued severance pay and pension	11,238	11,601
Deferred revenues	9,035	7,495
Operating lease liabilities	19,006	3,840
Other long-term payables	2,909	2,933

Total long-term liabilities	42,188	25,869

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	223	218
Additional paid-in capital	424,993	420,958
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,664)	(8,068)
Accumulated deficits	(248,064)	(246,891)

Total shareholders' equity	146,397	146,126

Total liabilities and shareholders' equity	$291,098	$272,419

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2021	2020
Cash flow from operating activities:
Net loss	$(1,173)	$(6,880)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,886	2,704
Gain from sale of property and equipment, net	(128)	-
Stock-based compensation expense	351	426
Decrease in accrued severance pay and pensions, net	(203)	(443)
Decrease in trade receivables, net	413	12,586
Increase in other accounts receivable and prepaid expenses (including other long term assets)	(1,092)	(2,074)
Decrease in operating lease right-of-use assets	1,269	1,356
Decrease in inventory, net of write off	1,718	1,997
Decrease (increase) in deferred tax asset, net	10	(24)
Decrease in trade payables	(2,131)	(4,440)
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(3,656)	(1,883)
Decrease in operating lease liability	(1,455)	(1,807)
Increase in deferred revenues	1,537	1,609
Net cash provided by (used in) operating activities	$(1,654)	$3,127

Cash flow from investing activities:
Purchase of property and equipment, net	(2,203)	(959)
Proceeds from sale of property and equipment, net	200	-
Purchase of intangible assets, net	-	(243)
Net cash used in investing activities	$(2,003)	$(1,202)

Cash flow from financing activities:
Proceeds from exercise of options	3,689	246
Proceeds from bank credits and loans, net	6,000	18,255
Net cash provided by financing activities	$9,689	$18,501

Translation adjustments on cash and cash equivalents	$(122)	$(245)
Increase in cash and cash equivalents	$5,910	$20,181
Cash and cash equivalents at the beginning of the period	27,101	23,939
Cash and cash equivalents at the end of the period	$33,011	$44,120

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2021	2020

GAAP cost of revenues	$48,124	$41,861
Stock based compensation expenses	(36)	(27)
Changes in indirect tax positions	(1)	(1)
Non-GAAP cost of revenues	$48,087	$41,833

GAAP gross profit	$20,146	$14,010
Stock based compensation expenses	36	27
Changes in indirect tax positions	1	1
Non-GAAP gross profit	$20,183	$14,038

GAAP Research and development expenses	$7,410	$7,290
Stock based compensation expenses	(52)	(89)
Non-GAAP Research and development expenses	$7,358	$7,201

GAAP Sales and Marketing expenses	$8,290	$8,273
Stock based compensation expenses	(104)	(100)
Non-GAAP Sales and Marketing expenses	$8,186	$8,173

GAAP General and Administrative expenses	$4,093	$4,456
Stock based compensation expenses	(159)	(210)
Non-GAAP General and Administrative expenses	$3,934	$4,246

GAAP operating income (loss)	$353	$(6,009)
Stock based compensation expenses	351	426
Changes in indirect tax positions	1	1
Non-GAAP operating income (loss)	$705	$(5,582)

GAAP financial expenses and others, net	$1,051	$308
Leases – financial income	186	450
Non-GAAP financial expenses and others, net	$1,237	$758

GAAP Tax expenses	$475	$380
Non cash tax adjustments	(128)	(15)
Non-GAAP Tax expenses	$347	$365

GAAP equity loss in affiliates	$-	$183
Other non-cash adjustments	-	(183)
Non-GAAP equity loss in affiliates	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2021	2020

GAAP net loss	$(1,173)	$(6,880)
Stock based compensation Expenses	351	426
Changes in indirect tax positions	1	1
Leases – financial income	(186)	(450)
Non-cash tax adjustments	128	15
Other non-cash adjustment	-	183
Non-GAAP net loss	$(879)	$(6,705)

GAAP basic net loss per share	$(0.01)	$(0.09)

GAAP diluted net loss per share	$(0.01)	$(0.09)

Non-GAAP diluted net loss per share	$(0.01)	$(0.08)

Weighted average number of shares used in computing GAAP basic net loss per share	82,583,760	80,764,932

Weighted average number of shares used in computing GAAP diluted net loss per share	82,583,760	80,764,932

Weighted average number of shares used in computing Non-GAAP diluted net loss per share	82,583,760	80,764,932